SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

CALIFORNIA COASTAL COMMUNITIES, INC.
(Name of Issuer)

                 Common Stock
(Title of Class of Securities)

                129915203
(CUSIP Number)

                     December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No.: 129915203	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MURRAY CAPITAL MANAGEMENT, INC. 13-3832203

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	538,527 -0- 538,527 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,527

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%

12	TYPE OF REPORTING PERSON* IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 129915203	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARTI P. MURRAY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	538,527 -0- 538,527 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,527

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%

12	TYPE OF REPORTING PERSON* IN, HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

California Coastal Communities, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

6 Executive Circle, Suite 250, Irvine, CA 92614

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of Business Office, or if none, Residence; and Citizenship:

1.	Murray Capital Management, Inc. ("MCM") 680 Fifth Avenue New York, NY 10019 A corporation organized under the laws of the State of Delaware and registered investment adviser.

2.	Marti P. Murray c/o Murray Capital Management, Inc. 680 Fifth Avenue New York, NY 10019 Ms. Murray is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.05 per share, of the Issuer (the "Common Stock")

Item 2(e).      CUSIP Number:

129915203

Item 3.       If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|X| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); (2)

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|.

(1) MCM is a registered investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E).

(2) As owner of 100% of the capital stock of MCM, Ms. Murray is a control person in accordance with Rule 13d-1(b)(1)(ii)(G). Ms. Murray does not directly own any Common Stock of the Issuer.

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 538,527

(b)	Percent of class: 5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 538,527 (3)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 538,527 (3)

(iv)	Shared power to dispose or to direct the disposition: 0

MCM is a registered investment adviser and manages accounts on a discretionary basis for certain of its investment management clients. MCM has sole voting and dispositive power with respect to, and therefore may be deemed to beneficially own, the shares of Common Stock beneficially owned by its investment management clients.

Ms. Murray is the president and sole shareholder of MCM and has sole voting and dispositive power with respect to, and therefore may be deemed to beneficially own, the 538,527 shares of Common Stock held by the investment advisory clients of MCM.

(3) The 538,527 shares of Common Stock are held directly by the following entities in the following amounts and percentages: 384,370 shares (or 3.8%) of Common Stock are held directly by MCM's investment management clients in brokerage accounts maintained at unaffiliated financial institutions for which MCM has been delegated full investment authority; ReCap International (BVI) Ltd. directly owns 139,032 shares (or 1.4%) of Common Stock; ReCap Partners, L.P. directly owns 12,951 shares (or 0.1%) of Common Stock; and ReCap Equities Partners, L.P. directly owns 2,174 shares (or less than 0.1%) of Common Stock.

ReCap International (BVI) Ltd. is a British Virgin Islands corporation for which MCM acts as an investment adviser. ReCap Partners, L.P. and ReCap Equities Partners, L.P. are both Delaware limited partnerships for which MCM acts as investment adviser. The general partner of each of ReCap Partners, L.P. and ReCap Equities Partners, L.P. is Murray Investment Management, LLC. Ms. Murray is the managing member of Murray Investment Management, LLC.

Item 5.      Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding                        Company:

Not applicable.

Item 8.      Identification and Classification of Members of the Group:

Not applicable.

Item 9.      Notice of Dissolution of Group:

Not applicable.

Item 10.      Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005

MURRAY CAPITAL MANAGEMENT, INC. /s/ Marti P. Murray Name: Marti P. Murray Title: President /s/ Marti P. Murray Marti P. Murray